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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        FAMILY HOME HEALTH SERVICES INC.
                        --------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   307014 10 0
                                   -----------
                                 (CUSIP Number)

                               James H. Pilkington
                       801 West Ann Arbor Trail, Suite 200
                            Plymouth, Michigan 48170
                                 (734) 414-9990

                                 With a Copy to:
                             Robert A. Hudson, Esq.
                                   Butzel Long
                          150 West Jefferson, Suite 100
                             Detroit, Michigan 48226
                                 (313) 225-7019
                                 --------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 8, 2005
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  307014 10 0

--------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             James H. Pilkington

--------------------------------------------------------------------------------

          2. Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a) .........................................................

             (b) .........................................................

--------------------------------------------------------------------------------

          3. SEC Use Only ..... ...........................................

--------------------------------------------------------------------------------

          4. Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e) ........................................

--------------------------------------------------------------------------------

          6. Citizenship or Place of Organization  USA

--------------------------------------------------------------------------------

               7. Sole Voting Power  12,207,927

             -------------------------------------------------------------------
Number of
Shares         8. Shared Voting Power  0
Beneficially
Owned by     -------------------------------------------------------------------
Each
Reporting      9. Sole Dispositive Power  12,207,927
Person With
             -------------------------------------------------------------------

              10. Shared Dispositive Power  0

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,207,927(1)

--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions) .............................

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)  45.9%

--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------

(1) Includes (a) 1,596,000 shares (approximately 6.0% of the outstanding class of common stock of the Issuer) owned by the Pilkington Charitable Remainder Unitrust (the "Trust") of which Mr. Pilkington is trustee; and (b) 76,000 shares (less than 1% of the outstanding class of common stock of the Issuer) owned by God's Children Foundation - II (the "Foundation") of which Mr. Pilkington is the President and a director and of which Patricia Pilkington (Mr. Pilkington's spouse) is a director. The power to vote and dispose of the shares held by the Foundation is vested in the directors.

CUSIP No.  307014 10 0

--------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Pilkington Charitable Remainder Unitrust 55-08830238

--------------------------------------------------------------------------------

          2. Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a) ............................................................

             (b) ............................................................

--------------------------------------------------------------------------------

          3. SEC Use Only ..... ......................................

--------------------------------------------------------------------------------

          4. Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e) ...........................

--------------------------------------------------------------------------------

          6. Citizenship or Place of Organization  FL

--------------------------------------------------------------------------------

               7. Sole Voting Power  1,596,000

             -------------------------------------------------------------------
Number of
Shares         8. Shared Voting Power  0
Beneficially
Owned by     -------------------------------------------------------------------
Each
Reporting      9. Sole Dispositive Power  1,596,000
Person With
             -------------------------------------------------------------------

              10. Shared Dispositive Power  0

--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,596,000

--------------------------------------------------------------------------------

          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions) .....................

--------------------------------------------------------------------------------

          13. Percent of Class Represented by Amount in Row (11)  6.0%

--------------------------------------------------------------------------------

          14. Type of Reporting Person (See Instructions)  OO

--------------------------------------------------------------------------------

Item 1 - Security and Issuer.

      This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed on March 30, 2005 by James H. Pilkington and the Pilkington Charitable Remainder Unitrust (the "Trust"), relating to the common stock, par value $0.001 per share (the "Common Stock") of Family Home Health Services, Inc., a Nevada corporation (the "Issuer") having its principal executive offices at 801 West Ann Arbor Trail, Suite 200, Plymouth, Michigan 48170. This Amendment No. 1 is being filed to amend and supplement Items 3, 4, 5 and 7 of the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 3 - Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and supplemented by adding thereto the following information:

      Effective on July 1, 2005, Mr. Pilkington and Kevin R. Ruark entered into and closed on a Purchase Agreement with the Issuer (the "Purchase Agreement") pursuant to which the Issuer paid $100,000, and agreed to issue an amount of shares of Common Stock having a value of $300,000 as of the close of trading on the day prior to the closing, to each of Messrs. Pilkington and Ruark in exchange for all of the issued and outstanding membership interests of FHHS, LLC, a Michigan limited liability company, held by them. Subsequently, on July 8, 2005, the Issuer's Board of Directors determined that the value of the Common Stock as of June 30, 2005 was $1.64 per share and authorized the issuance of 182,927 shares of Common Stock to each of Messrs. Pilkington and Ruark.

      The Issuer issued those shares of Common Stock in reliance upon the exemption from registration for non-public offerings under Section 4(2) of the Securities Act of 1933, as amended, based on the facts that the transaction was privately negotiated, there was no general solicitation and Messrs. Pilkington and Ruark are accredited and sophisticated investors. Each of Messrs. Pilkington and Ruark made their own independent decisions to enter into and perform the transaction described above.

Item 4 - Purpose of Transaction.

      Item 4 is hereby amended and supplemented by adding thereto the following information:

            Mr. Pilkington acquired the 182,927 shares of Common Stock in connection with the Purchase Agreement and for investment purposes.

Item 5 - Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated as follows:

      (a) Mr. Pilkington and the Trust beneficially own 12,207,927 and 1,596,000 shares of Common Stock, respectively, representing approximately 45.9% and 6.0%, respectively, of the 26,615,854 shares of the Issuer's Common Stock outstanding as reported in publicly available information.

          As of the date hereof, the Reporting Persons do not beneficially own or have the right to acquire any additional shares of Common Stock.

          The Reporting Persons disclaim membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

      (b) Mr. Pilkington has sole voting and sole dispositive power with respect to 12,207,927 shares of Common Stock including: (i) in his individual capacity with respect to the 10,535,927 shares of Common Stock held by him directly, (ii) in his capacity as trustee to the Trust with respect to the 1,596,000 shares of Common Stock held by the Trust directly, and (iii) in his capacity as President and a director of the Foundation with respect to the 76,000 shares of Common Stock held by the Foundation directly.

      (c) Except for the transactions described above under Item 3, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

      (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of their respective shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

      (e) Not applicable.

Item 7 - Material to Be Filed as Exhibits.

      Item 7 is hereby amended and supplemented by adding thereto the following information:

            Exhibit C   Purchase Agreement, dated July 1, 2005, by and among
                        the Issuer, Kevin R. Ruark and James H. Pilkington
                        (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on July 8,
                        2005; File No. 000-32887).

                                    SIGNATURE

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2005                  JAMES H. PILKINGTON

                                     /s/ James H. Pilkington
                                     ------------------------------------------
                                     Signature

                                     James H. Pilkington, Reporting Person
                                     -------------------------------------
                                     Name/Title

                                     PILKINGTON CHARITABLE REMAINDER UNITRUST

                                     /s/ James H. Pilkington
                                     ------------------------------------------
                                     Signature

                                     James H. Pilkington, Trustee
                                     ------------------------------------------
                                     Name/Title